SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2014

Coca-Cola HBC AG
(Translation of Registrant’s Name Into English)

Coca-Cola HBC AG
Turmstrasse 26
CH-6300 Zug
Switzerland
+41 41 726 0110
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

       Form 20-F      ☒      Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes      ☐      No     ☒

Table of Contents

This Form 6-K consists of Intention to delist from the NYSE, filed on 30 June 2014

FOR IMMEDIATE RELEASE

Coca-Cola HBC AG
Intends to delist from the New York Stock Exchange and deregister its shares with the U.S. Securities and Exchange Commission

Zug, Switzerland – 30 June 2014 – Coca-Cola HBC AG (“Coca-Cola HBC”) today announces that its Board of Directors has resolved to apply for the delisting of its American Depositary Receipts (“ADRs”) from the New York Stock Exchange (“NYSE”), the termination of its ADR programme, and the deregistration and termination of its reporting obligations under the U.S. Securities Exchange Act of 1934. Delisting is expected to become effective on or around 24 July 2014. Coca-Cola HBC’s ADR programme is expected to be terminated on or around 1 August 2014.

Since our premium listing on the London Stock Exchange on 29 April 2013, the United Kingdom has become the principal trading market for our shares, accounting for more than 85% of total trading volume over the 12 months ended 18 June 2014. In contrast, only 1.4% of our shares were held in the form of ADRs as at 18 June 2014, with trading volume in the United States accounting for approximately 1.3% of the total trading volume over the preceding 12 months.  On the grounds that our ADR programme is not a significant contributor to facilitating trading in our securities, we have concluded that the benefits of reduced administrative complexity exceed those of continuing the programme.

Michalis Imellos, Chief Financial Officer of Coca-Cola HBC, commented: “Our premium listing on the London Stock Exchange, where the vast majority of our shares are being traded, will continue to facilitate trading in our securities. We remain committed to engaging with the U.S. investment community through continued open dialogue and regular investor roadshows.”

Estimated delisting and deregistration timeline

30 June	Delivery of written notice to NYSE of intent to delist
14 July	Expected filing with the SEC of Form 25 to delist ADRs from the NYSE
24 July	Delisting from NYSE pursuant to Form 25 expected to become effective
1 August	Expected termination of ADR programme
Early to mid-August	Expected filing with the SEC of Form 15F to deregister from reporting obligations under the US Securities Exchange Act of 1934
Early to mid-November	Deregistration and permanent termination of such reporting obligations expected to become effective 90 days after Form 15F filing

Additional information for ADR holders

Coca-Cola HBC has not arranged for the listing or registration of the ADRs on another U.S. national securities exchange or for their quotation in a quotation medium in the United States.

Coca-Cola HBC has directed Citibank, N.A., as depositary (“Citibank”), to terminate Coca-Cola HBC’s ADR programme. Consequently and in accordance with the deposit agreement, Citibank will provide 30 days’ notice of termination to all ADR holders. Prior to termination of the deposit agreement on or around 1 August 2014, ADR holders are entitled to surrender their ADRs to Citibank for cancellation, and upon payment of the applicable fees of up to $0.05 per American Depositary Share plus taxes and charges as provided in the deposit agreement, receive the underlying shares of Coca-Cola HBC. Following termination of the deposit agreement, Citibank will discontinue registration of transfers of the ADRs and suspend the distribution of dividends to ADR holders. Citibank has informed Coca-Cola HBC that it intends to establish an unsponsored American depositary receipts programme in respect of the Coca-Cola HBC shares. Citibank and Coca-Cola HBC have agreed to amend the deposit agreement for the ADRs to provide that, promptly following the termination of the deposit agreement (on or around 1 August 2014), any American Depositary Shares that have not been surrendered for cancellation (and remain outstanding) will be exchanged by Citibank for the corresponding unsponsored American depositary shares issued by Citibank (subject to a depositary fee of up to $0.05 per ADS). Coca-Cola HBC is not and will not be involved in any way with the establishment or maintenance of the unsponsored American depositary receipts programme that Citibank intends to establish.

Enquiries

Coca-Cola HBC Group Basak Kotler Investor Relations Director	Tel: +41 41 726 0143 basak.kotler@cchellenic.com
Eri Tziveli Investor Relations Manager	Tel: +30 210 618 3133 eri.tziveli@cchellenic.com
Dimitris Bakas Investor Relations Manager	Tel: +30 210 618 3124 dimitris.bakas@cchellenic.com
International media contact StockWell Communications Rob Morgan Suzanne Bartch Anushka Mathew	Tel: +44 20 7240 2486 robert.morgan@stockwellgroup.com suzanne.bartch@stockwellgroup.com anushka.mathew@stockwellgroup.com
Greek media contact V+O Communications Argyro Oikonomou	Tel: +30 211 7501219 ao@vando.gr

About Coca-Cola HBC

Coca-Cola HBC is the second-largest bottler of the brands of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has a broad geographic footprint with operations in 28 countries serving a population of approximately 585 million people. Coca-Cola HBC offers a diverse range of non-alcoholic ready to drink beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola HBC is committed to promoting sustainable development in order to create value for its business and for society. This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting its business in ways that protect and preserve the environment and contribute to the socio-economic development of the local communities.
Coca-Cola HBC has a premium listing on the London Stock Exchange (LSE: CCH) and its shares are listed on the Athens Exchange (ATHEX: EEE). Coca-Cola HBC’s American depositary shares (ADSs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola HBC is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit http://www.coca-colahellenic.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 June 2014	Coca-Cola HBC AG

	By:	/s/ Michalis Imellos
	Name:	Michalis Imellos
	Title:	Chief Financial Officer

	By:	/s/ Jan Gustavsson
	Name:	Jan Gustavsson
	Title:	General Counsel, Company Secretary and Director of Strategic Development